Exhibit 99.1

LAVA THERAPEUTICS NV

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) for the Three Months Ended March 31, 2021 and 2020	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2021 and December 31, 2020	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2021 and 2020	4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Three Months Ended March 31, 2021 and 2020	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income (Loss) for the Three Months Ended March 31

EUR (000’s) (unaudited)

		Three Months Ended March 31,
	Notes	2021	2020
Revenue
Research and license revenue	6	€921	€—
Total revenue		921	—
Operating expenses:
Research and development	7	(15,739)	(2,935)
General and administrative	8	(1,415)	(682)
Total operating expenses		(17,154)	(3,617)

Operating loss		(16,233)	(3,617)
Interest expense, net		(108)	(51)
Foreign currency exchange loss, net		(212)	(7)
Total non-operating expenses		(320)	(58)

Loss before income tax		(16,553)	(3,675)
Income tax expense		(21)	(3)
Loss for the period		€(16,574)	€(3,678)
Foreign currency translation adjustment for the period		489	-
Total comprehensive loss for the period		€(16,085)	€(3,678)
Loss per share, in Euros
Loss per share, basic and diluted		€(10.19)	€(8.22)
Weighted average common shares outstanding, basic and diluted		1,626,598	447,525

Condensed Consolidated Interim Statements of Financial Position

EUR (000’s)

		March 31,	December 31,
	Notes	2021	2020
		(unaudited)
Assets
Non-current assets:
Property and equipment, net		€985	€906
Right-of-use assets		263	311
Deferred tax assets		15	—
Non-current assets and security deposits		612	626
Total non-current assets		1,875	1,843
Current assets:
Trade receivables and other		377	929
Prepaid expenses and other current assets		454	95
Deferred offering costs		0	661
VAT receivable		182	274
Cash and cash equivalents		134,745	12,881
Total current assets:		135,758	14,840
Total assets		€137,633	€16,683
Equity and Liabilities
Equity
Share capital		€3,014	€—
Share premium		—	35,159
Equity-settled employee benefits reserve		1,341	801
Foreign currency translation reserve		142	(347)
Additional paid capital		154,954	—
Accumulated deficit		(45,980)	(29,406)
Total equity		113,471	6,207
Non-current liabilities
Deferred revenue	6	460	1,480
Lease liabilities		168	221
License liabilities	5	4,437	—
Borrowings		3,010	2,935
Total non-current liabilities		8,075	4,636
Current liabilities
Trade payables and other		1,464	760
Lease liabilities		216	168
License liabilities	5	7,636	—
Accrued expenses and other current liabilities		3,122	1,362
Deferred revenue	6	3,649	3,550
Total current liabilities		16,087	5,840
Total liabilities		24,162	10,476
Total equity and liabilities		€137,633	€16,683

Condensed Consolidated Interim Statements of Changes in Equity at Three Months Ended March 31

         EUR (000’s) (unaudited)

		Preference
	Note	Series A shares	Series A Share premium	Series B shares	Series B Share premium	Series C shares	Series C Share premium	Ordinary share shares	Share capital	Equity- settled employee benefits reserves	Foreign currency translation reserve	APIC	Accumulated losses	Total
Balance at January 1, 2021		1,037,595	€629	3,899,766	€16,001	4,133,805	€18,529	281,775	€0	€801	€(347)	€0	€(29,406)	€6,207
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(16,574)	(16,574)
Share split		—	(124)	—	(468)	—	(497)	—	1,123	—	—	(34)	—	—
Issuance of Series C preferred shares, net		—	—	—	—	9,945,221	50,581	—	1,193	—	—	—	—	51,774
Repurchase of Series A and common shares		(718,250)	(349)	—	—	—	—	(165,750)	(106)	—	—	(4,153)	—	(4,608)
Conversion of Preference shares		(319,345)	(156)	(3,899,766)	(15,533)	(14,079,026)	(68,613)	18,298,137		—	—	84,302	—	—
Issuance of common stock in initial public offering, net	1,4	—	—	—	—	—	—	6,700,000	804	—	—	74,839	—	75,643
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	489	—	—	489
Share-based compensation expense	9	—	—	—	—	—	—	—	—	540	—	—	—	540
Balance at March 31, 2021		—	—	—	—	—	—	25,114,162	€3,014	€1,341	€142	€154,954	€(45,980)	€113,471

		Preference
	Note	Series A shares	Series A Share premium	Series B shares	Series B Share premium	Series C shares	Series C Share premium	Ordinary share shares	Share capital	Equity- settled employee benefits reserves	Foreign currency translation reserve	APIC	Accumulated losses	Total
Balance at January 1, 2020		1,755,845	€10,665	3,899,766	€16,001	—	€0	€447,525	€0	€324	€0	€0	€(12,179)	€5,211
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(3,678)	(3,678)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	152	—	—	—	152
Balance at March 31, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€0	€447,525	€0	€476	€0	€0	€(15,857)	€1,685

Condensed Consolidated Interim Statements of Cash Flows for the

Three Months Ended March 31

EUR (000’s) (unaudited)

		Three Months Ended March 31,
	Notes	2021	2020
Cash flows from operating activities
Loss before income tax		€(16,553)	€(3,675)
Adjusted for:
Depreciation and amortization of non-current assets		58	36
Foreign currency exchange loss, net		212	—
Non-cash lease amortization		48	37
Share-based compensation expense	9	540	152
Income tax expense		(21)	(3)
Changes in working capital:
Trade receivables and other		552	(173)
VAT receivable		93	41
Other assets		(357)	(56)
Trade accounts payable and other		317	1,580
Deferred revenue	6	(921)	—
Other liabilities		12,432	(168)
Net cash used in operating activities		(3,600)	(2,229)
Cash flows from investing activities
Purchase of property and equipment		(137)	(121)
Change in restricted cash		—	(1)
Net cash used in investing activities		(137)	(122)
Cash flows from financing activities
Proceeds from initial public offering of shares	1,4	81,865	—
Costs associated with initial public offering of shares	1,4	(3,773)	—
Proceeds from Series C preferred financing, net		51,774	—
Payment of Series A preferred and common shares repurchased		(4,608)	—
Proceeds from borrowings		74	410
Payment of principal portion of lease liabilities		(5)	(37)
Net cash provided by financing activities		125,327	373
Net increase (decrease) in cash and cash equivalents		121,590	(1,978)
Cash and cash equivalents at the beginning of year		€12,881	€6,544
Effects of exchange rate changes on the balance of cash held in foreign currencies		274	—
Cash and cash equivalents at end of the period		€134,745	€4,566
Supplemental schedule of noncash investing and financing activities:
Deferred offering costs in accounts payable and accrued expenses		€2,185	€—

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics NV, together with its subsidiary, is a biotechnology company focused on transforming cancer treatment by developing a platform of novel bispecific antibodies engineered to selectively induce gamma-delta T cell mediated immunity against tumor cells. LAVA Therapeutics NV was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. Unless the context otherwise requires, references to the “Group,” “Company,” “we,” “us” and “our” refer to LAVA Therapeutics NV and its subsidiary.

On March 29, 2021, the Company completed an initial public offering (“IPO) of common shares pursuant to its registration statement on Form F-1, as amended File 333-253795 under the symbol “LVTX” in the United States on The Nasdaq Global Select Market (“Nasdaq”).  Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of €0.12 par value common stock at a price of €12.60 or $15.00 per share.  Proceeds from the IPO were approximately $89.0 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million. In March 2021, the Company also received €47.2 million in proceeds from the Series C financing, net of  repurchasing of Series A Preferred and common shares.

The Company was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a public company, on March 29, 2021 the Company changed its name from “Lava Therapeutics, B.V.” to “Lava Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 60, 3584 CM Utrecht, the Netherlands.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 11, 2021.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2020 and 2019 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or IASB.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Cash and Cash Equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position is comprised of cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Our objective in managing our cash resources (cash, cash equivalents and marketable securities) is to preserve principal, achieve liquidity requirements, and safeguard funds. We maintain our cash resources in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and is designed to limit our credit exposure to any single issuer. Cash and cash equivalents include deposits and investments. Marketable securities include commercial paper, treasury bills and securities issued by several public corporations and the Dutch, EU or U.S. Treasury. A minimum of 1-½ times the amount of expected monthly cash outflow must be liquid each business day. Our invested cash resources are deployed to achieve our operating objectives in furthering our programs. We are prohibited from borrowing for investment purposes and from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

Share Split—On March 17, 2021, the Company effected a 221:1 share split of the Company’s issued and outstanding common shares and a proportional adjustment to the existing conversion ratios for the Company’s convertible preferred shares. The par value per share and authorized common and convertible preferred shares were adjusted as a result of the share split. All common shares and common share per share amounts within the financial statements and notes thereto have been adjusted for all periods presented to give effect to this share split, including reclassifying an amount equal to the change in par value of common shares to additional paid-in capital.

Automatic Conversion of Preferred Shares – On March 29, 2021, the Company effected an amendment to its Articles of Association, as amended. This amendment eliminated the minimum price per common share for an underwritten public offering that would result in the automatic conversion of all outstanding Series A, Series B, and Series C preferred shares of the Company.

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

Note 3—Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first three months of 2021 or 2020, due to conditions that existed at December 31, 2020, or 2019, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first three months of 2021 or 2020.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

Note 4—Initial Public Offering

On March 29, 2021, the Company completed an IPO of common shares pursuant to its registration statement on Form F-1, as amended (file 333-253795) under the symbol “LVTX” in the United States on Nasdaq.  Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of €0.12 par value common share at a price of €12.60 or $15.00 per share. Proceeds from the IPO were approximately $89.0 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million.

Note 5—License Liabilities

On February 25, 2021, the VUmc Agreement was restated, due to the Company’s IPO which triggered a €12.1 million Exit payment. The Exit payment is calculated as the following:

•	The Company shall issue common shares equal to €3.1 million divided by the IPO price (€12.60) and €200,000 in cash; and

•

On each of the first and second anniversary of the IPO, the Company shall pay €4.4 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of the intended initial public offering.

The €12.1 million Exit payment is recorded as a liability, €4.4 million is classified as non-current liability, and €7.7 million of this liability is classified as a current liability in the unaudited condensed consolidated interim statements of financial position as of March 31, 2021.

Note 6—Revenue

Research and license revenue

In May 2020, the Company entered into the Janssen Agreement. As part of the Janssen Agreement, the Company received a non-refundable upfront payment of €7.4 million, which is being recognized on a straight-line basis over the two-year term of the research activities under agreement. As of March 31, 2021 there was €4.1 million of remaining unearned income related to this payment.

The Company’s deferred revenue balance relates to amounts received, but not yet earned under the Janssen Agreement. The following table presents changes in the deferred revenue balance:

(euros in thousands)

Balance at January 1, 2020	€—
Deferral of revenue	(7,397)
Recognized during the period	2,367
Balance at December 31, 2020	(5,030)
Recognized during the three months ended	921
Balance at March 31, 2021 (unaudited)	€ (4,109)

        Revenue for the three months ended March 31, 2021 was €0.9 million, which related to the upfront payment. There were no development milestones achieved during the period. No revenue was recognized for the three months ended March 31, 2020.

Note 7—Research and Development Expenses

Research and development expenses for the three-months ending March 31, 2021 and 2020 are as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Personnel-related expenses	€857	€363
VUmc license expenses	12,073	—
Pre-clinical and clinical trial expenses	2,307	2,024
Research and development activities expenses	181	356
Share-based compensation expense	147	29
Other expenses	174	163
	€15,739	€2,935

Note 8—General and Administrative Expenses

General and administrative expenses for the three-months ending March 31, 2021 and 2020 are as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Personnel-related expenses	€510	€249
Professional and consultant fees	148	44
Facilities, fees and other related costs	364	266
Share-based compensation expense	393	123
	€1,415	€682

Note 9—Share-based awards

LAVA Therapeutics N.V. has established the 2021 Long-term Incentive Option Plan, as an incentive for all its employees, members of its Board of Directors and select external consultants.  As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Employee Stock Purchase Plan.

Stock Options

There were 2,183,483 stock options outstanding as of March 31, 2021 at a weighted-average exercise price of €3.33 per share. During the three-months ended March 31, 2021, 493,938 options were granted to employees and directors at a weighted-average exercise price of €10.60 per share.

Total compensation cost recognized for all stock option awards for the three-months ending March 31, 2021 and 2020 are as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Research and development	€147	€29
General and administrative	393	123
	€540	€152

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the three months ended March 31, 2021:

Expected annual volatility	80.10%
Expected life, years	3.04 – 9.52
Dividend yield	—
Risk-free interest rate	(0.53%) - (0.62%)
Weighted average grant date fair value	€7.11

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued inside of the Plan was approximately $5.0 million as of March 31, 2021 which will be amortized over 1.6 years.

Note 10—Share Capital

The share capital of LAVA Therapeutics N.V. consists of 25,114,162 outstanding common shares at a nominal value of €0.12 per share.

Note 11—Subsequent Events

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of $15.00 per share resulting in additional IPO proceeds to the Company of $5.9 million after deducting underwriting discounts and commissions of $0.4 million.